Filed by VPC Impact Acquisition Holdings III, Inc. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings III, Inc. (File No. 001-40161)

Set forth below is an article published by The Wall Street Journal on December 13, 2021 about Dave Inc. (“Dave”). VPC Impact Acquisition Holdings III, Inc. (“VPCC”) is filing the below in connection with the proposed business combination between VPCC and Dave.

Consumer Finance Startup Dave Eyes Acquisitions, Crypto After SPAC Deal

The company expects its special-purpose acquisition merger to close in coming weeks

Consumer finance firm Dave expects to use proceeds from its SPAC deal to buy other nonbank financial service providers.

PHOTO: DAVE INC.

By

Kristin Broughton

Dec. 13, 2021 5:30 am ET

Personal-finance startup Dave Inc. plans to use the roughly $450 million from its coming public listing for acquisitions, new products and possible investments in cryptocurrency.

The Los Angeles-based company offers an app for people who frequently run short of cash or overdraw their bank accounts, and is in the process of merging with VPC Impact Acquisition Holdings III Inc., a special-purpose acquisition company. The deal is expected to close in the coming weeks and Dave’s shares will likely start trading on the Nasdaq in early January, Chief Financial Officer Kyle Beilman said. The merged company is expected to have an equity value of about $4 billion on a pro forma basis.

Kyle Beilman, CFO of Dave Inc.

PHOTO: JOEL SERRATO

Dave pursued a public listing, in part, because it wanted to better position itself to acquire other nonbank consumer finance companies in the years ahead, Mr. Beilman said. The SPAC deal provides Dave with both capital and stock to bid for other companies, he said.

“We do see ourselves over the next couple of years being a consolidator in the space,” Mr. Beilman said.

A surge in venture capital funding in recent years has led to the creation of hundreds of financial technology companies, according to Peter Wannemacher, principal analyst at Forrester Research Inc., a market research firm. Some of the companies provide banking services, including Dave and other so-called neobanks such as Chime Financial Inc., while others focus on niche products such as payments or investments.

Dave, founded in 2016, raised about $61 million before its SPAC deal from investors such as venture-capital firm Norwest Venture Partners. The company through its brand aims to make its products sound familiar and approachable to consumers, Mr. Beilman said.

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Illustration: Zoë Soriano/WSJ

The company mostly generates revenue from financial products that serve the needs of roughly 11 million customers, many of whom live paycheck to paycheck. Dave’s standard cash advances carry no fees, but expedited advances carry fees ranging from $1.99 to $5.99. The company also provides an option for customers to pay what they think the service is worth. The average tip is around $4, according to the company. Separately, it charges $1 a month for a service that helps users track their spending.

Dave doesn’t hold a banking charter and instead offers debit cards through a partnership with Evolve Bank & Trust, a Memphis, Tenn.-based bank. Dave earns revenue through interchange fees that merchants pay when customers swipe their debit cards, for example when they are checking out at the grocery store or gas station. The company doesn’t have plans to buy a bank or apply for a charter, but said it is an option that it will evaluate over time as its product offering expands.

The company expects to generate roughly $200 million in revenue this year, or 60% more than in 2020. Dave’s business isn’t currently profitable, and it doesn’t expect to reach profitability in the next several years, Mr. Beilman said, adding that the company is primarily focused on expanding its customer base.

Several big banks this year have ditched overdraft fees—flat fees, often around $30, that banks charge when customers overdraw their accounts. The U.S. Consumer Financial Protection Bureau this month released a report on overdraft fees in the banking industry and said it “will be taking action to restore meaningful competition to this market.”

Mr. Beilman said many customers knowingly overdraft, using it as a form of short-term credit between paychecks. “There is that sort of need in the market for a product like this. It just historically has been extremely overpriced,” he said.

In the months ahead, Dave plans to launch new products. Among them is a peer-to-peer donation account that works similarly to a GoFundMe account, Mr. Beilman said. The company also plans to launch a peer-to-peer money-transfer product, similar to Venmo, he said.

Parker Barrile, a partner at Norwest, said a priority for the company following its public listing will be to add new products and services to appeal to more customers at a mass scale.

The company is also exploring potential uses for crypto, Mr. Beilman said. As part of its SPAC transaction, Dave raised $210 million through a private investment in public equity, or PIPE. One of the inventors in that deal was cryptocurrency exchange FTX Trading Ltd., which invested $15 million, Mr. Beilman said.

Dave is actively looking at ways to use crypto, for instance as a lower-cost way to transfer money, according to Mr. Beilman, who declined to provide additional details. The company expects to provide an update on this in the coming months, he said.

Write to Kristin Broughton at Kristin.Broughton@wsj.com

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) with Dave Inc. (“Dave”), VPC Impact Acquisition Holdings III, Inc. (“VPCC”) filed a registration statement on Form S-4, as amended (the “Registration Statement”), with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 9, 2021. VPCC has filed with the SEC a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) relating to the Business Combination. On or about December 10, 2021, VPCC commenced mailing of the Definitive Proxy Statement/Prospectus to its stockholders of record as of the close of business on November 12, 2021.This communication is not a substitute for the Definitive Proxy Statement/Prospectus that is both the proxy statement distributed, or to be distributed, to holders of VPCC’s common stock in connection with its solicitation of proxies for the vote by VPCC’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in connection with the Business Combination. This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT DAVE, VPCC, THE BUSINESS COMBINATION AND RELATED MATTERS.

The Definitive Proxy Statement/Prospectus will be or has already been mailed to stockholders of VPCC as of November 12, 2021, the record date established for voting on the Business Combination. VPCC’s stockholders are also be able to obtain copies of the Definitive Proxy Statement/Prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from VPCC upon written request to VPCC by emailing vih3info@victoryparkcapital.com or by directing a request to VPCC’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder. However, VPCC, Dave, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from VPCC’s stockholders in connection with the Business Combination under the rules of the SEC. Information regarding VPCC directors and executive officers may be found in its registration statement on Form S-1, including amendments thereto, relating to its initial public offering, and other reports which are filed with the SEC. Additional information regarding the participants is also included in the Registration Statement that includes Definitive Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, the anticipated closing date of the Business Combination, Dave’s strategic plans and expectation for growth and new products offerings and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of Dave’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Dave’s and VPCC’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VPCC’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement, the inability to complete the Business Combination due to the failure to obtain approval of VPCC’s stockholders or Dave’s members, the failure to achieve the minimum amount of cash available following any redemptions by VPCC’s stockholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VPCC’s final prospectus dated March 4, 2021 relating to its initial public offering, the Definitive Proxy Statement/Prospectus, and other documents filed by VPCC from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Dave’s and VPCC’s control. All information set forth herein speaks only as of the date hereof in the case of information about VPCC and Dave or the date of such information in the case of information from persons other than VPCC or Dave, and VPCC and Dave disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.